Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of The9 Limited

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of The9 Limited (the “Company”) as of March 31, 2026, and the related condensed consolidated statements of operations and comprehensive income (loss), and cash flows for the three-month periods ended March 31, 2026 and 2025, and changes in equity for the three-month periods ended March 31, 2026, and the related notes (collectively referred to as the "interim financial information"). Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of December 31, 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated April 15, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ RBSM LLP

Houston, Texas

July 27, 2026